UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BC Partners Lending Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

BC Partners Advisors, L.P.

650 Madison Avenue

New York, NY 10022

Tel: (212) 891-2880

with a copy to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS BC Partners Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS Fee Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS BC Partners Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

Prior to the registration of the shares of Common Stock (as defined below) of the Issuer (as defined below) on April 23, 2018, BC Partners Investment Holdings Limited held 4,000 shares of Common Stock, which represented beneficial ownership of 100% of the issued and outstanding shares of Issuer Common Stock. BC Partners Investment Holdings Limited remained the sole owner of the Issuer’s outstanding Common Stock until the Issuer’s issuance of an additional 842,554 shares of Common Stock, which occurred on October 16, 2019. Pursuant to such issuance, Investment Holdings Limited, an affiliate of BC Partners Investment Holdings Limited, acquired 200,000 shares of Common Stock. Upon completion of the issuance described herein, the Reporting Persons (as defined below) collectively beneficially own 204,000 shares of Common Stock, or 24.1% of the outstanding shares of Common Stock.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of BC Partners Lending Corporation, a Maryland corporation (the “Issuer”), having its principal executive offices at 650 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a) – (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	BC Partners Investment Holdings Limited, a Guernsey company,

(ii)	Investment Holdings Limited, a Guernsey company,

(iii)	Fee Holdings Limited, a Guernsey company, and

(iv)	BC Partners Holdings Limited, a Guernsey company.

The principal business address of each Reporting Person is West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY.

Information regarding each director and executive officer of each of the Reporting Persons is set forth on Schedule I attached hereto.

(c) The principal business of each of BC Partners Investment Holdings Limited and Investment Holdings Limited is holding securities. The principal business of Fee Holdings Limited is serving as the sole owner of the voting shares of Investment Holdings Limited and other group companies. The principal business of BC Partners Holdings Limited is to act as parent undertaking for the BC Partners group which includes BC Partners Investment Holdings Limited and Fee Holdings Limited. The principal business of the group is to act as investment manager and adviser to private equity, credit and real estate funds.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 6, 2018, BC Partners Investment Holdings Limited acquired the 4,000 shares of Common Stock for $100,000 as an initial capital contribution to the Issuer.

On October 16, 2019, Investment Holdings Limited purchased 200,000 shares of Common Stock from the Issuer at a price of $25.00 per share.

The amount paid by each of BC Partners Investment Holdings Limited and Investment Holdings Limited, respectively, was funded from cash on hand.

Item 4.	Purpose of Transaction.

The Issuer’s securities reported herein held by the Reporting Persons were acquired as described in Items 3. Each holds such shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer from time to time. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Edward Goldthorpe and Graeme Dell, employees of affiliates of the Reporting Persons, serve as directors of the Issuer (with Mr. Goldthorpe serving as the chairman of the board) and in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, BC Partners Advisors L.P. (the “Adviser”), an affiliate of the Reporting Persons, entered into an investment advisory agreement (the “Advisory Agreement”) with the Issuer, pursuant to which the Adviser serves as the Issuer’s external manager. As the Issuer’s external manager, all of the Issuer’s operations are conducted by the Adviser or its affiliates. Therefore, the Adviser may have direct or indirect influence over such corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The description of the Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Except as described in this Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Advisory Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 846,554 shares of Common Stock outstanding, based on information provided by the Issuer.

As of the date hereof, BC Partners Investment Holdings Limited directly holds 4,000 shares of Common Stock, and Investment Holdings Limited directly holds 200,000 shares of Common Stock.

The sole owner of the voting shares of Investment Holdings Limited is Fee Holdings Limited. Each of BC Partners Investment Holdings Limited and Fee Holdings Limited is a wholly-owned subsidiary of BC Partners Holdings Limited.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BC Partners Investment Holdings Limited and Investment Holdings Limited to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has engaged in any transaction during the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement dated October 28, 2019 among the Reporting Persons (filed herewith).

2. Advisory Agreement (filed as Exhibit 10.1 to the Annual Report on Form 10-K filed by the Issuer on April 30, 2019 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

BC PARTNERS INVESTMENT HOLDINGS LIMITED

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

INVESTMENT HOLDINGS LIMITED

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

FEE HOLDINGS LIMITED

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

BC PARTNERS HOLDINGS LIMITED

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

[Schedule 13D - BC Partners Lending Corporation]

SCHEDULE I

Executive Officers and Directors of BC Partners Investment Holdings Limited

The name and principal occupation of each director and executive officer of BC Partners Investment Holdings Limited are set forth below. The address for each person listed below is West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY. All executive officers and directors listed are United Kingdom citizens other than Nikos Stathopoulos, who is a citizen of Greece.

OFFICERS:

Name	Present Principal Occupation or Employment
None

DIRECTORS:

Name	Present Principal Occupation or Employment
Matthew Elston	BC Partners Holdings Limited
Mark Rodliffe	BC Partners Holdings Limited
Laurence McNairn	Non-Executive Director
Mariana Enevoldsen	Estera International Fund Managers (Guernsey) Limited
Graeme Dell	BC Partners LLP
Nikos Stathopoulos	BC Partners LLP

Except as set forth below, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

Graeme Dell directly holds 3,000 shares of Common Stock, which were acquired from the Issuer on October 16, 2019 at a price of $25.00 per share.

Executive Officers and Directors of Investment Holdings Limited

The name and principal occupation of each director and executive officer of Investment Holdings Limited are set forth below. The address for each person listed below is West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY. All executive officers and directors listed are United Kingdom citizens other than Nikos Stathopoulos, who is a citizen of Greece.

OFFICERS:

Name	Present Principal Occupation or Employment
None

DIRECTORS:

Name	Present Principal Occupation or Employment
Matthew Elston	BC Partners Holdings Limited
Mark Rodliffe	BC Partners Holdings Limited
Mariana Enevoldsen	Estera International Fund Managers (Guernsey) Limited
Graeme Dell	BC Partners LLP
Nikos Stathopoulos	BC Partners LLP

Executive Officers and Directors of Fee Holdings Limited

The name and principal occupation of each director and executive officer of Fee Holdings Limited are set forth below. The address for each person listed below is West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY. All executive officers and directors listed are United Kingdom citizens other than Nikos Stathopoulos, who is a citizen of Greece.

OFFICERS:

Name	Present Principal Occupation or Employment
None

DIRECTORS:

Name	Present Principal Occupation or Employment
Matthew Elston	BC Partners Holdings Limited
Mark Rodliffe	BC Partners Holdings Limited
Mariana Enevoldsen	Estera International Fund Managers (Guernsey) Limited
Graeme Dell	BC Partners LLP
Nikos Stathopoulos	BC Partners LLP

Executive Officers and Directors of BC Partners Holdings Limited

The name and principal occupation of each director and executive officer of BC Partners Holdings Limited set forth below. The address for each person listed below is West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY. All executive officers and directors listed are United Kingdom citizens other than Nikos Stathopoulos, who is a citizen of Greece.

OFFICERS:

Name	Present Principal Occupation or Employment
None

DIRECTORS:

Name	Present Principal Occupation or Employment
Matthew Elston	BC Partners Holdings Limited
Mark Rodliffe	BC Partners Holdings Limited
Laurence McNairn	Non-Executive Director
Mariana Enevoldsen	Estera International Fund Managers (Guernsey) Limited
Graeme Dell	BC Partners LLP
Nikos Stathopoulos	BC Partners LLP